Exhibit 99.3

InflaRx Reports First Quarter 2021
Financial & Operating Results

•	Severe COVID-19 trial enrollment reaches 178 patients; interim analysis expected in Q3
•	At the FDA’s suggestion, planning to request a Type A meeting to further discuss primary endpoint for the Phase III clinical development of vilobelimab in Hidradenitis Suppurativa
•	Vilobelimab proved safe and well tolerated as add-on therapy to standard of care in US ANCA-associated vasculitis safety trial
•	Completed target enrollment in Phase IIa Pyoderma Gangraenosum trial
•	Cash, cash equivalents and financial assets of approximately €137.8 million as of March 31, 2021

Jena, Germany, May 12, 2021 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the three months ended March 31, 2021.

“We have made significant progress with our vilobelimab clinical programs in the first few months of 2021,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “The team has worked tirelessly to progress the enrollment of our severe COVID-19 trial and we now expect the interim analysis to occur in the third quarter of this year. Despite the increase in vaccinations, patients remain in urgent need of better treatments for severe COVID-19. For HS, following feedback on the Special Protocol Assessment, we plan to continue our discussions with the FDA about the design of our Phase III trial in a Type A meeting.  Following the positive safety data from our US ANCA-associated vasculitis trial, we are looking forward to data readouts in our European AAV trial by the end of the year. In our Pyoderma Gangraenosum trial we have reached target enrollment and expect additional data readouts in 2021.”

Recent Highlights and R&D Update

Issuance of Common Shares and Warrants

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group (not including any potential proceeds from the exercise of warrants) of  $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million).

Vilobelimab for Hidradenitis Suppurativa (HS)

In Q1, InflaRx submitted a Special Protocol Assessment (SPA) to the U.S. FDA for the Phase III HS program and in May the Company received an official response. The FDA agreed to the dosing regimen in the protocol but did not agree with the assessment of the primary endpoint using the International Hidradenitis Suppurativa Severity Score (IHS4). At the FDA’s suggestion, InflaRx plans to request a Type A meeting to discuss the primary endpoint measure in more detail.

In Europe, as previously reported in 2020, InflaRx received scientific advice from the European Medicines Agency (EMA) about the European pathway for regulatory approval, including supporting the use of the IHS4 score as the primary endpoint.

Once InflaRx receives final feedback from the FDA on the proposed Phase III primary endpoint, the Company will determine the best path forward for the global development program in HS.

Vilobelimab for Severe COVID-19
The Phase III part of the global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19 was initiated in mid-September 2020, and recruitment has reached 178 patients, with 38 sites initiated across several countries in Europe and Latin America. Once 180 patients are enrolled and reach the 28-day endpoint, a blinded interim analysis will be conducted by an independent Data Safety Monitoring Board (DSMB) to continue the trial or stop for efficacy or futility. The recommendation of the DSMB based on the interim analysis is anticipated in Q3 of this year. Additional sites in other countries are expected to be added, including in the US. Topline data for all 360 enrolled patients at the 28-day mortality primary endpoint from the trial are expected to be available by the end of 2021.

Vilobelimab for ANCA-associated Vasculitis (AAV)
In the US IXPLORE clinical Phase II study of IFX-1 in AAV, all patients have completed treatment. In May 2021, InflaRx reported topline data for the study, indicating that vilobelimab, when given in addition to best standard of care proved to be safe and well tolerated. Furthermore, InflaRx previously reported that both Part 1 and Part 2 of the AAV Phase II study in Europe (IXCHANGE) are fully enrolled. Data from the randomized, double-blind, placebo-controlled trial with 57 patients are expected by the end of 2021.

Vilobelimab in Cutaneous Squamous Cell Carcinoma (cSCC)
The Company has recently announced plans to initiate an open label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with PD-1 or PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC.

The Phase II trial is expected to start enrolling patients in the second quarter of 2021 at sites in Europe, the US and other countries. The study will investigate two independent arms: vilobelimab alone and vilobelimab in combination with pembrolizumab. The main objectives of the trial are to assess antitumor activity and safety of vilobelimab monotherapy and to determine the maximum tolerated or recommended dose, safety and antitumor activity in the combination arm.

Vilobelimab in Pyoderma Gangraenosum
The Phase IIa open label trial has reached the target enrollment goal of 18 patients with moderate to severe PG at sites in the US, Canada and Europe. Promising initial data from the first five patients in the study were announced in 2020. A second interim analysis, including six patients treated at the second dose group until day 99, are expected to be available by the end of 2021.  Final results from all patients, including the highest dose group, are expected in 2022.

Financial highlights – Q1 2021

Research and development expenses incurred for the three months ended March 31, 2021 decreased over the corresponding period in 2020 by €2.4 million. This decline was primarily due to no contribution of expense in the period from the Phase IIb clinical development of vilobelimab in HS since this study was completed in 2020, with only limited residual activities thereafter. This was partly offset by the expenses in relation to the COVID-19 trial. These two factors led to €1.1 million of lower manufacturing costs which significantly contributed to an overall decline in third-party expenses of €2.6 million. The €0.4 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and administrative expenses increased by €0.5 million to €3.0 million for the three months ended March 31, 2021, from €2.6 million for the three months ended March 31, 2020. This increase is attributable to higher expenses from equity-settled share-based compensation recognized in personnel expenses (€0.5 million). Additionally, legal, consulting and other ex-penses decreased by €0.1 million to €1.0 million for the three months ended March 31, 2021, from €1.1 million for the three months ended March 31, 2020.

Net financial result increased by €0.3 million to €1.8 million for the three months ended March 31, 2021, from €1.5 million for the three months ended March 31, 2020. This increase is mainly attributable to higher foreign exchange gains, which increased by €1.2 million and higher foreign exchange losses of €0.6 million while interest on marketable securities declined by €0.4 million. Other finance expenses for the three months ended March 31, 2021 include a €48 thousand gain from a reduction in the allowance for expected credit loss on marketable securities.

Net loss for the three months ended March 31, 2021 was €6.1 million, compared to €8.2 million for the three month ended March 31, 2020. On March 31, 2021, the Company’s total funds available were approximately €137.8 million, composed of cash and cash equivalents (€78.7 million) and financial assets (€59.1 million).

Net cash used in operating activities decreased to €10.4 million in the three months ended March 31, 2021, from €10.5 million in the three months ended March 31, 2020.

Additional information regarding these results and other relevant information is included in the notes to the unaudited Condensed Consolidated Financial Statements as of March 31, 2021, as well as the financial statements as of December 31, 2020 in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020

	For the three months ended March 31,
(in €, except for share data)	2021 (unaudited)	2020 (unaudited)

Operating Expenses
Research and development expenses	(4,906,885)	(7,298,799)
General and administrative expenses	(3,022,339)	(2,564,803)
Total Operating Expenses	(7,929,224)	(9,863,601)
Other income	5,462	94,960
Other expenses	(565)	(5,720)
Operating Result	(7,924,327)	(9,774,362)
Finance income	22,962	401,435
Finance expenses	(3,684)	(2,147)
Foreign exchange result	1,731,671	1,141,677
Other financial result	48,000	—
Income Taxes	—	—
Loss for the Period	(6,125,378)	(8,233,397)

Share Information
Weighted average number of shares outstanding	33,807,774	26,105,255
Loss per share (basic/diluted)	(0.18)	(0.32)

Loss for the Period	(6,125,378)	(8,233,871)
Other comprehensive income (loss) that may be reclas-sified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	3,504,699	1,713,868
Total Comprehensive Loss	(2,620,679)	(6,519,529)

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2021 and December 31, 2020

in €	March 31, 2021 (unaudited)	December 31, 2020

ASSETS
Non-current assets
Property and equipment	383,762	408,263
Right-of-use assets	457,513	546,694
Intangible assets	320,645	350,183
Other assets	358,767	353,522
Financial assets	272,443	272,268
Total non-current assets	1,793,130	1,930,930
Current assets
Current other assets	6,527,973	3,734,700
Current tax assets	1,360,125	1,419,490
Financial assets	58,834,268	55,162,033
Cash and cash equivalents	78,734,662	25,968,681
Total current assets	145,457,028	86,284,904
TOTAL ASSETS	147,250,158	88,215,834

EQUITY AND LIABILITIES
Equity
Issued capital	5,302,354	3,387,410
Share premium	280,261,994	220,289,876
Other capital reserves	27,980,274	26,259,004
Accumulated deficit	(174,470,998)	(168,345,620)
Other components of equity	(222,091)	(3,726,791)
Total equity	138,851,532	77,863,880
Non-current liabilities
Lease liabilities	137,586	220,525
Other liabilities	34,352	33,323
Total non-current liabilities	171,938	253,847
Current liabilities
Trade and other payables	7,107,880	8,258,133
Lease liabilities	330,969	338,516
Employee benefits	429,621	1,368,731
Other financial liabilities	358,217	117,727
Provisions	—	15,000
Total current liabilities	8,226,687	10,098,107
Total Liabilities	8,398,626	10,351,954
TOTAL EQUITY AND LIABILITIES	147,250,158	88,215,834

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2021 and 2020

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2021	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period	—	—	—	(6,125,378)	—	(6,125,378)
Exchange differences on translation of foreign currency	—	—	—	—	3,504,699	3,504,699
Total comprehensive loss	—	—	—	(6,125,378)	3,504,699	(2,620,679)
Issuance of common shares and warrants	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	—	(4,219,222)	—	—	—	(4.219.222)
Equity-settled share-based pay-ments	—	—	1,721,270	—	—	1,721,270
Share options exercised	41,741	921,994	—	—	—	963,735
Balance as of March 31, 2021	5,302,354	280,261,994	27,980,274	(174,470,998)	(222,091)	138,851,532

Balance as of January 1, 2020	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period	—	—	—	(8,233,397)	—	(8,233,397)
Exchange differences on translation of foreign currency	—	—	—	—	1,713,868	1,713,868
Total comprehensive loss	—	—	—	(8,233,397)	1,713,868	(6,519,529)
Equity-settled share-based pay-ments	—	—	901,033	—	—	901,033
Balance as of March 31, 2020	3,132,631	211,006,606	26,043,246	(142,595,403)	3,941,097	101,528,177

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020

in €	For the three months ended March 31, 2021 (unaudited)	For the three months ended March 31, 2020 (unaudited)

Operating activities
Loss for the period	(6,125,378)	(8,233,397)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	168,343	182,356
Net finance income	(1,798,949)	(399,288)
Share-based payment expense	1,721,270	901,033
Net foreign exchange differences	193,847	(1,141,678)
Other non-cash adjustments	—	(129,122)
Changes in:
Other assets	(2,739,152)	188,476
Employee benefits	(952,820)	(428,526)
Other liabilities	240,229	1,953
Trade and other payables	(1,150,252)	(1,922,724)
Interest received	33,189	462,342
Interest paid	(3,780)	(2,246)
Net cash used in operating activities	(10,413,453)	(10,520,819)
Investing activities
Purchase of intangible assets, property and equipment	(17,062)	(27,686)
Purchase of current financial assets	(14,985,026)	(23,412,469)
Proceeds from the maturity of financial assets	13,952,522	20,724,386
Net cash from/ (used in) investing activities	(1,049,566)	(2,715,769)
Financing activities
Proceeds from issuance of common shares	65,142,549	—
Transaction costs from issuance of common shares	(4,219,222)	—
Proceeds from exercise of share options	963,735	—
Repayment of lease liabilities	(90,716)	(88,339)
Net cash from/ (used in) financing activities	61,796,346	(88,339)
Net increase/(decrease) in cash and cash equivalents	50,333,328	(13,324,927)
Effect of exchange rate changes on cash and cash equivalents	2,432,654	1,277,255
Cash and cash equivalents at beginning of period	25,968,681	33,131,280
Cash and cash equivalents at end of period	78,734,662	21,083,608

About vilobelimab (IFX-1):

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. Vilobelimab has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. Vilobelimab is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with vilobelimab in clinical trials, and the antibody has been shown to be well tolerated. Vilobelimab is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.